NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

DISSIDENT ALLEGATIONS

September 15, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

The Company has received numerous inquiries from shareholders seeking further information as to the nature of the allegations against current management and certain directors of the Company being made by Mr. Jim Puplava.  As disclosed in the Company’s September 8 press release, these allegations will be investigated by special counsel to be appointed by the Company’s board of directors.

The majority of Mr. Puplava’s complaints either relate to actions more than 2 years ago, which have been fully disclosed to shareholders, or differences of opinion as to the management of the Company. Pending completion of special counsel’s investigation, the Company is able to confirm that Mr. Puplava’s complaints are as follows:

1)

Mr. Puplava alleges that certain directors and officers of the Company appropriated a corporate opportunity for their own benefit.

Management believes this allegation refers to the sale by the Company in 2000 of its shares in an illiquid CDNX junior mining company, Bright Star Metals Inc. (since renamed). Management believes this allegation to be unfounded since:

•

the transaction was between the Company (a private company at that time) and a sister private company, owned by all of the same shareholders as the Company;

•

the transaction was approved by the Company’s directors at the time, as well as its shareholders;

•

specifics of the transaction were fully disclosed at the time of the Company’s IPO and are described at page 17 of the Company’s prospectus dated June 5, 2002 and filed on SEDAR.

2)

Mr. Puplava has challenged the propriety and validity of three ‘golden parachute’ employment agreements with senior management.

Management believes this allegation to be unfounded since:

•

the Company entered into change of control agreements with members of senior management in January 2004, which provide for compensation to the employee if within 24 months of a change of control the employee is dismissed without cause or within 12 months of a change of control the employee resigns following a material adverse change in his position having been unilaterally imposed by the Company;

•

these agreements were developed over a five month period by the independent Chair of the Compensation Committee and approved by both the Compensation Committee and the independent directors of the Company;

•

the terms of these agreements have been disclosed in one or more of the Company’s Information Circulars filed on SEDAR in November 2004 and 2005, in the Company’s AIFs filed in January 2005 and November 2005 and in the Company’s 20-F filed in December 2005.

3)

Finally, Mr. Puplava alleges a consistent course of mismanagement of the Company’s affairs that falls below the fiduciary standard of prudent businessmen.

Once again, management believes this allegation to be unfounded and looks forward to completion of special counsel’s report to the board.

Fundamentally, management believes that Mr. Puplava would like to change the Company’s business plan and how the Company is managed, in ways that are not supported by the majority of the board of directors or by senior management.  Management believes that Mr. Puplava’s allegations are a pretext for engaging in a proxy battle for control of the Company.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.